UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Playtika Holding Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

72815L 107

(CUSIP Number of Class of Securities)

Robert Antokol

Chief Executive Officer

c/o Playtika Ltd.

HaChoshlim St 8

Herzliya Pituach, Israel

972-73-316-3251

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Michael A. Treska Darren Guttenberg Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Michael Cohen Chief Legal Officer and Secretary c/o Playtika Ltd. HaChoshlim St 8 Herzliya Pituach, Israel 972-73-316-3251

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Playtika Holding Corp., a Delaware corporation (“Playtika” or the “Company”), to exchange (the “Option Exchange”) outstanding eligible stock options (“eligible options”) to purchase up to an aggregate of 13,523,596 shares of Playtika’s common stock, whether vested or unvested, that were granted under Playtika’s 2020 Incentive Award Plan (the “2020 Plan”).

These eligible options may be exchanged for a lesser number of new restricted stock units (“RSUs”) to be granted under the 2020 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated November 14, 2022 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), the Election Terms and Conditions, attached hereto as Exhibit (a)(1)(iv), the other exhibits hereto, and other related materials as may be amended or supplemented from time to time.

These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” Employees, consultants and other individual service providers who are eligible for the option exchange (“eligible service providers”) include the active employees, consultants and other independent service providers of Playtika or of Playtika’s majority-owned subsidiaries who continue to provide services to Playtika or Playtika’s majority-owned subsidiaries through the completion of the Option Exchange, as further described in the Disclosure Documents. Members of Playtika’s board of directors do not hold any eligible options and are not eligible to participate in the Option Exchange.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

ITEM 1	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

ITEM 2	SUBJECT COMPANY INFORMATION.

(a) Name and Address. Playtika Holding Corp., a Delaware corporation (“Playtika”), is the issuer of the securities subject to the Offer to Exchange. Playtika maintains its principal executive offices at HaChoshlim St 8, Herzliya Pituach, Israel. Playtika’s telephone number is 972-73-316-3251.

(b) Securities. The subject class of securities consists of the eligible options. The actual number of shares of common stock subject to the RSUs to be issued in the Option Exchange will depend on the number of shares of common stock subject to the unexercised options tendered by eligible service providers and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Option Exchange,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Types of Awards Granted in the Option Exchange; Number of New RSUs; Completion Date,” “Acceptance of Options for Exchange; Grant of New RSUs,” and “Source and Amount of Consideration; Terms of New RSUs” is incorporated herein by reference.

The subject class of securities consists of the eligible options. The actual number of new RSUs to be granted in the Option Exchange will depend on the number of shares of Playtika common stock subject to the eligible options that are exchanged. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Option Exchange,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Types of Awards Granted in the Option Exchange; Number of New RSUs; Completion Date,” “Acceptance of Options for Exchange; Grant of New RSUs,” and “Source and Amount of Consideration; Terms of New RSUs,” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3	IDENTITY AND BACKGROUND OF FILING PERSON.

Playtika is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Eligibility,” “Types of Awards Granted in the Option Exchange; Number of New RSUs; Completion Date,” “Purposes of the Option Exchange and Reasons for Structure of the Option Exchange,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New RSUs,” “Conditions of the Option Exchange,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New RSUs,” “Status of Options Acquired by Us in the Option Exchange; Accounting Consequences of the Option Exchange,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences,” and “Extension of Option Exchange; Termination; Amendment,” respectively, and Schedules B through L to the Offer to Exchange is incorporated herein by reference.

(b) Purchases. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

ITEM 5	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference. The terms and conditions of the 2020 Plan and related agreements listed as Exhibits (d)(1) through (d)(5) are incorporated herein by reference.

ITEM 6	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Option Exchange” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Acceptance of Options for Exchange; Grant of New RSUs” and “Status of Options Acquired by Us in the Option Exchange; Accounting Consequences of the Option Exchange,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Purposes of the Option Exchange and Reasons for Structure of the Option Exchange” is incorporated herein by reference.

ITEM 7	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Source and Amount of Consideration; Terms of New RSUs” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Conditions of the Option Exchange” is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

ITEM 8	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

ITEM 9	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning Playtika” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022, and September 30, 2022 are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12	EXHIBITS.

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated November 14, 2022

(a)(1)(ii)	Announcement Email to All Eligible Service Providers from Shlomi Aizenberg, Chief Operating Officer, dated November 14, 2022

(a)(1)(iii)	Email to All Eligible Service Providers With Additional Information About Option Exchange, from Playtika, dated November 15, 2022

(a)(1)(iv)	Election Terms and Conditions

(a)(1)(v)	Form of Email Confirmation to Eligible Service Providers

(a)(1)(vi)	Form of First Reminder Email Communication

(a)(1)(vii)	Form of Second Reminder Email Communication

(a)(1)(viii)	Form of Final Reminder Email Communication

(a)(1)(ix)	Form of Notice Email to Eligible Service Providers Regarding Expiration of Offering Period

(a)(1)(x)	Screenshots of Option Exchange Website

(a)(1)(xi)	Option Exchange Frequently Asked Questions

(a)(1)(xii)	Option Exchange Presentation to Service Providers

(a)(1)(xiii)	Script of the Option Exchange Presentation to Service Providers

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	2020 Incentive Award Plan, including Sub-Plan for Israeli Participants (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)

(d)(2)	Amendment No. 1 to Playtika Holding Corp. 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)

(d)(3)	Form of Restricted Stock Unit Agreement under 2020 Incentive Award Plan for U.S. Participants (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)

(d)(4)	Form of Replacement Restricted Stock Unit Agreement for Israeli Participants (Section 102) under 2020 Incentive Award Plan

(d)(5)	Form of Restricted Stock Unit Agreement for Israeli Participants (Section 3(i)) under 2020 Incentive Award Plan

(d)(6)	Form of Restricted Stock Unit Agreement (for Participants in Jurisdictions Other than the U.S. and Israel) under 2020 Incentive Award Plan

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

ITEM 13	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022	Playtika Holding Corp.

	By:	/s/ Craig Abrahams
Name: Craig Abrahams
Title: President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated November 14, 2022

(a)(1)(ii)	Announcement Email to All Eligible Service Providers from Shlomi Aizenberg, Chief Operating Officer, dated November 14, 2022

(a)(1)(iii)	Email to All Eligible Service Providers With Additional Information About Option Exchange, from Playtika, dated November 15, 2022

(a)(1)(iv)	Election Terms and Conditions

(a)(1)(v)	Form of Email Confirmation to Eligible Service Providers

(a)(1)(vi)	Form of First Reminder Email Communication

(a)(1)(vii)	Form of Second Reminder Email Communication

(a)(1)(viii)	Form of Final Reminder Email Communication

(a)(1)(ix)	Form of Notice Email to Eligible Service Providers Regarding Expiration of Offering Period

(a)(1)(x)	Screenshots of Option Exchange Website

(a)(1)(xi)	Option Exchange Frequently Asked Questions

(a)(1)(xii)	Option Exchange Presentation to Service Providers

(a)(1)(xiii)	Script of the Option Exchange Presentation to Service Providers

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	2020 Incentive Award Plan, including Sub-Plan for Israeli Participants (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)

(d)(2)	Amendment No. 1 to Playtika Holding Corp. 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)

(d)(3)	Form of Restricted Stock Unit Agreement under 2020 Incentive Award Plan for U.S. Participants (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1, as filed with the SEC on December 18, 2020)

(d)(4)	Form of Replacement Restricted Stock Unit Agreement for Israeli Participants (Section 102) under 2020 Incentive Award Plan

(d)(5)	Form of Restricted Stock Unit Agreement for Israeli Participants (Section 3(i)) under 2020 Incentive Award Plan

(d)(6)	Form of Restricted Stock Unit Agreement (for Participants in Jurisdictions Other than the U.S. and Israel) under 2020 Incentive Award Plan

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.